UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         Simione Central Holdings, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    828654301

                                 (CUSIP Number)
       Marc R. Paul, Esq., Baker & McKenzie, 815 Connecticut Ave., N.W.,
                      Washington, DC 20006 (202) 452-7000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 17, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1    Name of Reporting Person:  John E. Reed
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2    Check the Appropriate Box if a Member of a Group                   (a) |_|
                                                                        (b) |X|
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3    SEC Use Only

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4    Source of Funds
                                       00
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5    Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     |_|
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6    Citizenship or Place of Organization
                                 United States
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7    Sole Voting Power
                                    5,635 (1)
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8    Shared Voting Power
                                560,341 (1) (2)
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9    Sole Dispositive Power
                                   5,635 (1)
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10   Shared Dispositive Power
                                560,341 (1) (2)
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11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                565,976 (1) (2)
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12   Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                            |X|
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13   Percent of Class Represented by Amount in Row (11)
                                  14.7 percent

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14   Type of Reporting Person

                                       IN
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SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Shares have been adjusted to reflect a one-for-five reverse stock split (the "Reverse Split") effective March 7, 2000.
(2) Excludes 2,267 shares of common stock which are held by Mr. Reed's wife and 3,267 shares of common stock which are held by a family trust for which he is not trustee, to which he disclaims ownership. Excludes 291,842 shares of common stock which are held by Mr. Reed as trustee for various family trusts, but for which he disclaims beneficial ownership. Includes 89,458 shares of common stock owned by Sterling Realty Trust, a Massachusetts business trust of which Mr. Reed is the trustee and of which he and a family trust are the beneficiaries. Includes 470,883 shares of common stock held by family trusts for the benefit of Mr. Reed. Does not include 400,000 shares issuable upon exercise of a warrant (the "Warrant") to issued to Mestek, Inc. ("Mestek") in the merger of MCS, Inc. ("MCS") and Simione Central Holdings, Inc. ("Simione"). Does not include approximately 378,295 shares issuable upon an option ("Mestek Option") issued to Mestek in the MCS merger. The Mestek Option only vests as existing Simione options, warrants or conversion rights are exercised. Mr. Reed expressly disclaims beneficial ownership of all shares of Common Stock underlying the Warrant and the Mestek Option.

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                                                                    Page 3 of 4


         John E. Reed hereby amends his Schedule 13D as filed on March 17, 2000 (as amended the "Schedule 13D"), with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Simione Central Holdings, Inc., a Delaware corporation (the "Company").

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is amended by adding the following paragraph to the disclosure contained therein:

         Mr. Reed is formulating a plan to invest additional capital in the Company. The purpose of the transaction would be to provide funds to meet the capital needs of the Company. It is expected that these proposals, once finalized, will involve the issuance of debt and/or equity securities by the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Schedule 13D is amended by adding the following paragraph thereto:

         Mr. Reed is formulating a plan to invest additional capital in the Company. The purpose of the transaction would be to provide funds to meet the capital needs of the Company. It is expected that these proposals, once finalized, will involve the issuance of debt and/or equity securities by the Company.


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                                                                    Page 4 of 4

Signature.

         After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.


/s/ John E. Reed                                                 April 18, 2000
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John E. Reed                                                          Date